EX21.1
SUBSIDIARIES OF SLEEP NUMBER CORPORATION

Name of Subsidiary	Organized under the Laws of
Select Comfort Retail Corporation	Minnesota (USA)
Select Comfort SC LLC	Minnesota (USA)
Select Comfort Canada Holding Inc.	Minnesota (USA)
Select Comfort COSC Canada ULC	Alberta, Canada
Select Comfort Limited	United Kingdom